Exhibit 99.2

Computershare Trust Company of Canada 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 Telephone 1-800-340-5021 514-982-7800 Facsimile 1-866-249-7775 416-263-9524 www.computershare.com

Class of Shares

Holder Account Number

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Form of Proxy - Annual Meeting of Shareholders of Bank of Montreal to be held on April 7, 2021

  Notes to proxy

1.

Every shareholder has the right to appoint some other person of their choice, who need not be a shareholder of Bank of Montreal, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). In addition, YOU MUST go to www.computershare.com/BankOfMontreal by 5:00 pm (ET) on April 5, 2021 and provide Computershare with the required information for your chosen proxyholder so that Computershare may provide the proxyholder with a username via email. This username will allow your proxyholder to log in and vote at the meeting. Without a username, your proxyholder will only be able to log in to the meeting as a guest and will not be able to vote.

2.	The form of proxy should be signed in the exact manner as the name appears above. If a corporation is the shareholder, the form of proxy should be signed by its duly authorized officer(s).

3.	If the form of proxy is not dated, it will be deemed to bear the date on which it is mailed by Bank of Montreal.

4.

The shares represented by this proxy will be voted as directed by the shareholder. In the absence of such directions, shares represented by proxies received by management will be voted FOR the matters listed in items 1 through 3 and AGAINST shareholder proposal no. 1.

5.

The shares represented by this proxy will be voted for or against or withheld from voting in accordance with the instructions in this proxy. If you mark the “Abstain” box, you are directing your proxyholder to abstain from voting on the matter. An abstention will be counted as present for quorum purposes but will not be counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal. The number of abstentions will be reported distinctively in the voting results.

6.	This form of proxy should be read in conjunction with the accompanying Notice of Annual Meeting of Shareholders and Management Proxy Circular.

• Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free	• Go to the following web site: www.investorvote.com	• Complete, sign and date the reverse hereof. • Return this Proxy in the envelope provided.
• Smartphone? Scan the QR code to vote now.

• You can enroll to receive future shareholder communications electronically by visiting www.investorcentre.com.

•  You can attend the meeting virtually by visiting https://web.lumiagm.com/458701741 – Enter password: bmo2021 (case sensitive). For further information on the virtual annual meeting and how to attend, please view the information circular available on www.envisionreports.com/BMO2021

•  Complete, sign and date the reverse hereof.

•  Forward it by fax to 1-866-249-7775 for calls within Canada and the U.S. There is NO CHARGE for this call.

•  Forward it by fax to 416-263-9524 for calls outside Canada and the U.S.

If you vote by Fax or the Internet, DO NOT mail back this proxy.

Proxies submitted must be received by 5:00 P.M., Eastern Daylight Time, on April 5, 2021. If the meeting is postponed or adjourned, proxies submitted must be received by 5:00 pm (ET) on the second-last business day before the reconvened meeting date.

THANK YOU

To vote by telephone or Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

01OWQD

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Form of Proxy - Bank of Montreal

This Proxy is solicited by and on behalf of the management of Bank of Montreal (the “Bank”). The undersigned shareholder of the Bank hereby appoints George A. Cope, Chair of the Board, or failing him, Darryl White, Chief Executive Officer, or instead of either of them the undersigned wishes to appoint (insert name in box to the right) the attorney and proxy of the undersigned, with right of substitution, for and in the name and on behalf of the undersigned to attend, vote and act in respect of all matters that may come before the Annual Meeting of Shareholders to be held on the 7th day of April, 2021 via webcast online at https://web.lumiagm.com/458701741 – Enter password: bmo2021 (case sensitive) and at any and all adjournments thereof. Subject to the voting restrictions under the Bank Act, a shareholder desiring to appoint some other person, who need not be a shareholder, to represent him/ her at the meeting may do so by inserting such other person’s name in the boxed area to the right. This proxy confers authority to vote in the proxyholder’s discretion unless otherwise specified and to vote in the proxyholder’s discretion with respect to amendments to matters identified in the accompanying Notice of Annual Meeting of Shareholders and with respect to other matters that may properly come before the meeting. NOTE: If you are appointing a proxyholder, YOU MUST go to www.computershare.com/BankOfMontreal by 5:00 pm (ET) on April 5, 2021 and provide Computershare with the required information for your chosen proxyholder so that Computershare may provide the proxyholder with a username via email. This username will allow your proxyholder to log in and vote at the meeting. Without a username, your proxyholder will only be able to log in to the meeting as a guest and will not be able to vote.

Unless otherwise specified, your shares will be voted by the management of the Bank FOR the matters in items 1 through 3 and AGAINST shareholder proposal 1.

Directors and management recommend shareholders vote FOR the following matters:

1. Election of Directors	Fold

	For	Withhold		For	Withhold		For	Withhold		For	Withhold

Janice M. Babiak	☐	☐	Stephen Dent	☐	☐	Linda S. Huber	☐	☐	Darryl White	☐	☐

Sophie Brochu	☐	☐	Christine A. Edwards	☐	☐	Eric R. La Flèche	☐	☐

Craig W. Broderick	☐	☐	Martin S. Eichenbaum	☐	☐	Lorraine Mitchelmore	☐	☐

George A. Cope	☐	☐	David E. Harquail	☐	☐	Madhu Ranganathan	☐	☐

				For	Withhold					For	Against

2. Appointment of Shareholders’ Auditors				☐	☐	3. Advisory vote on the Bank’s Approach to Executive Compensation				☐	☐

Shareholders’ Proposal Directors and management recommend Shareholders vote AGAINST shareholder proposal 1:

	For	Against	Abstain

Shareholder Proposal No. 1	☐	☐	☐

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The text of the shareholder proposals is contained in the Management Proxy Circular starting on page 88.

Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

Signature(s)                                                                                    Signing Capacity (if applicable)

Date - Day Month Year

Quarterly Financial Statements Request

These documents are available at bmo.com/investorrelations so we encourage you not to mark this box in order to protect the environment and reduce costs. If you wish to receive the Bank’s interim financial statements along with the related Management’s Discussion and Analysis by mail, please check the box to the right. If you wish to receive these documents electronically, see reverse for enrollment instructions for electronic delivery.

☐	Information Circular – Mark this box if you would like to receive the Information Circular by mail for next shareholders meeting.	☐

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01OWRE